SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of

The Securities Exchange Act of 1934

For March 20, 2007

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:	/s/ Alida Gualtieri
General Counsel & Secretary

Dated:  March 20, 2007

For Immediate Release

March 19, 2007

DRAXIS to Host Analyst and Investor Day

Mississauga, Ontario, March 19, 2007 - DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) will host invited guests at an Analyst and Investor Day at the DRAXIS manufacturing facility in Kirkland, Quebec on March 22, 2007.  Dr. Martin Barkin, President and Chief Executive Officer and the senior management team will present on Thursday March 22, starting at 10:45 a.m. ET.

A live audio webcast of the event, including presentation slides, will be accessible through a link on the home page of the DRAXIS website at www.draxis.com.  An archived version of the webcast will be available on the Company’s website for 30 days following the event.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and as contemplated under the Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference should be made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at March 19, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jerry Ormiston

Executive Director, Investor Relations

DRAXIS Health Inc.

Phone:   1-877-441-1984